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EVN

Letter to Shareholders 1st Quarter 2004/05

October 1 – December 31, 2004


EVN
EVN Group
Always at

At a glance

- ▷ **Increased sales revenues from electricity, heating, water and waste incineration.**
- ▷ **Operating result higher.**
- ▷ **Marked improvement in the result from investments.**
- ▷ **Period net result clearly up on the preceding year.**
- ▷ **Promising perspectives in the new water and waste incineration business areas.**
- ▷ **Integration of both Bulgarian electricity supply companies commences following the closing in January 2005.**

Key figures EVN Group

		2004/05 Q. 1	2003/04 Q. 1	Change %	2003/04	2002/03
Sales volumes						
Electricity	GWh	2,890	2,954	–2.2	10,442	9,656
Gas	m m^3	248	254	–2.6	716	1,072
Heating	GWh	332	327	1.3	967	877
Income statement						
Sales revenues	EUR m	358.4	327.8	9.3	1,207.3	1,082.1
EBITDA	EUR m	106.6	104.4	2.1	297.6	227.5
EBITDA margin	%	29.7	31.8	–	24.6	21.0
Operating result (EBIT)	EUR m	73.5	71.3	3.1	114.6	102.5
EBIT margin	%	20.5	21.7	–	9.5	9.5
Result before tax	EUR m	85.6	83.6	2.4	135.9	145.4
Period net result	EUR m	62.3	60.3	3.3	117.4	102.6
Number of shares		40,881,455	37,581,455	8.8	37,581,455	37,581,455
Earnings/share (EPS)	EUR	1.52	1.60	–5.1	3.08	2.73
Balance sheet						
Balance sheet total	EUR m	3,944.2	3,258.2	21.1	3,732.0	2,993.8
Equity	EUR m	1,691.5	1,247.5	35.6	1,555.7	1,160.2
Equity ratio[1]	%	42.9	38.3	–	41.7	38.8
Net debt	EUR m	694.4	502.0	38.3	429.3	347.0
Gearing[1]	%	41.1	40.2	–	27.6	29.9
Cash flow and investments						
Cash flow from operations	EUR m	48.3	54.5	–11.4	242.6	213.2
Investments in tangible assets	EUR m	19.7	26.9	–26.6	168.8	228.0
Employees						
Number of employees	Average	2,616	2,571	1.7	2,608	2,317
EBIT/employee	TEUR	28.1	27.7	1.3	43.9	44.3
Value added						
Capital employed[1]	EUR m	3,032.0	2,432.9	24.6	2,896.4	2,229.5
Return on equity (ROE)[1]	%	3.8	5.0	–	8.7	9.3
Return on capital employed (ROCE)[1]	%	2.7	3.3	–	6.2	6.2
Return on net assets (RONA)	%	4.8	4.4	–	7.5	6.6

1) The redefinition of equity in IFRS 1 (inclusion of minority interests) necessitated changes to the key figures affected for the previous years.



Ladies and gentlemen,

During the first quarter of the new financial year 2004/05, EVN was able to maintain its constant business success, in spite of the continuation of high energy sourcing prices and considerable network tariff reductions. On the basis of what were partially sizeable increases in water and waste incineration as well as electricity and heating sales revenues, both the operating result and the period net result were raised once again. The outlook for our Group also remains very positive, not only as a result of our entry into the Bulgarian energy industry, but also due to the dynamic developments in the water and waste sectors.

On January 19, 2005, the EVN General Shareholders' Meeting agreed the payment of a dividend of EUR 0.95 per share for 2003/04, which represented an increase of 26.7% over the preceding financial year. At the same time, the Executive Board was authorised to buy back own shares up to a limit of 10% of share capital within the coming 18 months.

As previously announced in December, a major change took place in the course of the General Shareholders' Meeting, when after 37 years, Rudolf Gruber stepped down as Group Executive Board Chairman. The General Shareholders' Meeting immediately appointed Dr. Gruber to the Supervisory Board, where he has assumed the chairmanship. This means that Dr. Gruber, who with his energy and vision has both shaped and furthered EVN's progress during almost four decades, will continue to be available to the Group in a responsible position.

Majority take-over of two Bulgarian electricity supply companies
With the closing on January 14, 2005, of the takeover of a 67% holding in two regional electricity supply companies in south-eastern Bulgaria, EDC Plovdiv and EDC Stara Zagora, the EVN Group passed a decisive milestone in its strategic development.

Customer numbers tripled

The acquisition of these companies constitutes a quantum leap for EVN, as via a line network of around 56,000 km, they supply some 6,600 GWh of power annually to a total of around 1.5 million people, who represent roughly a third of all Bulgarian electricity consumers. Through the purchase of the two power suppliers, EVN has virtually tripled its customer numbers from 900,000 to around 2,300,000, as well as doubling both the scale of its power transmission network to over 100,000 km and its annual sales to end customers to over 13,000 GWh. This acquisition also means that the EVN Group work force has grown from 2,600 to about 6,800.

Integration into the EVN Group

In the meantime, EVN has assumed the operative management of both companies and thus initiated the integration process. Apart from the appointment of new Executive and Supervisory Boards, which both include representatives from EVN and the previous management, integration teams have been installed. From the beginning of 2005, both subsidiaries will be included in the EVN Group financial statements. Consequently, the sales and contribution to results of our Bulgarian activities will first be contained in the 2004/05 half-year result.

Positive perspectives in Bulgaria

The outlook for the Bulgarian electricity industry and hence for our two subsidiaries can be seen as positive for a number of reasons. Strong impulses for the Bulgarian electricity industry can be expected from the favourable economic situation. The Bulgarian economy already numbers among the fastest growing in Europe, a dynamism that will be further enhanced by planned accession to the EU, which will also bring an improvement in the legal framework for the energy sector.

Additional room for result improvement is available through optimisation in, and between, the two purchased companies, as well as integration into the EVN Group. Moreover, in this extremely dynamic market, EVN sees an excellent opportunity to gradually offer other energy and infrastructure services in the gas, heating, water, wastewater and waste incineration areas in line with the successful business model developed in Lower Austria. All in all, increasing contributions to revenues and results are expected from the Group involvement in Bulgaria in the medium-term.

WTE captures new projects in Eastern Europe

WTE Group, which EVN acquired in 2003, continues to show a high level of dynamism and great success with its international business in the water and wastewater sectors. All the Group's projects, which include the major orders for the Moscow South-West drinking water plant, as well as for wastewater treatment plants in Zagreb and Vienna, are progressing on schedule.

WTE wins orders from Poland and Estonia

Parallel to these activities, WTE has also captured numerous new and interesting orders. For example, in Poland the Group has obtained three EU-funded projects with a value of around EUR 32 m. These consist of wastewater treatment plants in Bolesławiec and Orzegów and a major contract involving a wastewater treatment and drying plant in Stettin-Zdroje, which represents the second WTE undertaking in the city. In Estonia, WTE has won a contract for a project with an investment volume of EUR 25 m for the construction of a turnkey wastewater treatment plant including sewage system and pumping station for the town of Kothla-Järve. Further acquisition projects in Croatia and Slovenia, as well as in Bulgaria and Romania also progressed in a highly promising manner.

Waste incineration plant in Moscow already under construction

EVN's international activities in the waste treatment sector also continued to develop very positively. The complete preparations for the rebuilding of the MSZ 3 waste incineration plant in Moscow, for which EVN received an order last year for the planning, completion and operational management, proceeded as planned. The plant is designed to handle 330,000 t of waste per year and should go into operation in the summer of 2007. This project utilises the extensive know-how obtained from the building and operation of the Group waste incineration plant adjacent to the Dürnrohr power station, which has been in highly successful full-scale operation since January 2004. Other similar projects are currently under consideration.

EVN divests its UTA holding

Focus on core competences

In the course of the sale of UTA to the Swedish enterprise Tele2, during October 2004 EVN also disposed of its 13.7% interest in the company. This investment was held indirectly via Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB), the telecommunications holding of the Austrian regional energy supply companies. In addition, the long-term use of the telecommunications infrastructure of the regional energy supply companies was also agreed with Tele2. Following the successful marketing of the telecommunications structure of the electricity supply companies, this sale reflects EVN's growing focus on its core business in the infrastructure services sector.

EVN helps flood victims in Sri Lanka

As an immediate aid measure for the people in the Asian areas hardest hit by the tsunami flood disaster, at the end of December 2004, EVN sent two modern drinking water preparation plants to Sri Lanka. These can directly supply around 15,000 people with clean drinking water.

Outlook

Enlarged electricity generation capacity

Due to simultaneous growth in demand and stagnation in generating capacity, during the coming years, the European energy and infrastructure suppliers will face the necessity of investing in new power plants. Against this background, EVN evaluates projects for the enlargement of its generating capacity on an ongoing basis. Apart from national and international thermal generation, the emphasis in this area is on the increased use of renewable energy sources such as hydro- and wind power and biomass.

EVN well positioned

With its strategic decisions of the past years and development into a multi-service utility, EVN has prepared well for the challenges of the future with a broad spectrum of energy and infrastructure services. The acquisition of the WTE Group at the beginning of the preceding financial year and recent entry to the Bulgarian electricity supply market represent two especially important milestones on this path. In the medium-term, the integration of the two investments in Bulgaria and their further development on the basis of the business model already successfully employed in the domestic market, is certain to provide a focal point of our activities.

Growth through the inclusion of the Bulgarian subsidiaries can be expected

As far as developments during the current financial year are concerned, conclusions concerning performance in the coming three quarters cannot be drawn due to the seasonality prevailing in the energy industry. However, the increasing importance of project business and waste incineration has led to a tendency towards a reduction in fluctuations within the course of a year. Whatever the case, the consolidation of the two newly purchased Bulgarian subsidiaries will lead to considerable growth in all the items in the EVN Group's income statement and balance sheet.

Peter Layr
Member of the Executive Board

Maria Enzersdorf,
February 2005

General economic and energy sector environment

EVN's business development in the first quarter of the 2004/05 financial year (October 1 – December 31, 2004) was influenced by the following factors:

- Temperatures, which were markedly higher than in the preceding year.
- Energy sourcing prices that maintained their upward trend.
- The continued lack of any notable growth impulses in the economic area.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 15.3% higher than the comparable figure of the preceding year. The first quarter of 2004/05 was also 13.5% warmer than the long-term average. Correspondingly, this had a generally negative effect upon EVN gas and heating sales.

Sourcing prices in both the electricity and gas sectors remained at a high level. Moreover, the latest branch forecasts with regard to the oil price trend leave little medium-term room for manoeuvre for an easing of the cost situation in this area.

Although in 2004 Austrian GDP growth was most likely above the average in the euro zone at 2.0%, there are no indications of an improvement in the employment situation. However, a recovery in domestic demand in 2005 can be expected as a result of taxation changes.

Overall business development

Sales revenues clearly up on the preceding year

In the first quarter of 2004/05, EVN Group sales revenues amounted to EUR 358.4 m, which was EUR 30.6 m, or 9.3%, higher than the figure for the preceding year. This notable increase can be traced to growth in the energy, water and waste business segments.

Despite a dip in volume, electricity revenues rose by 5.5% to EUR 193.3 m in the first quarter of the 2004/05 financial year. This increase was due primarily to adjustments of prices to end customers and higher revenues from own production and trading business.

Sales revenues by business area Q 1. 2004/05


4.8%
4.3%
25.1%
53.9%
Electricity
Gas
Heating
Water
Other

Conversely, at EUR 90.0 m, gas business revenues were 2.6% below the figure of the preceding year. The aforementioned mild weather had a correspondingly negative effect on gas sales.

Due to the continuous rise in customer numbers, heating revenues rose by 5.2% to EUR 15.5 m in the period under review.

The expansion of WTE's project business, particularly in connection with the installation of a drinking water plant in Moscow, resulted in an increase in water revenues of 47.0% to EUR 17.4 m.

In the first quarter of 2004/05, other operating revenues rose by EUR 16.6 m, or 64.8%, to EUR 42.2 m. This increase was due almost entirely to the activities of AVN in the waste incineration sector. As opposed to the first quarter of the previous year, the Dürnrohr waste incineration plant in Lower Austria was in full operation, moreover, initial revenues already derived from the building of a similar plant in Moscow.

The items combined under the heading, own work capitalised and other operating income were at the level of the preceding year and amounted to EUR 20.4 m.

High energy sourcing prices continued to burden results

The increase in energy sourcing prices of the past financial year had a clearly negative effect on the period under review. In total, the expenditure on external electricity and primary energy purchases rose by EUR 9.9 m, or 6.6%, to EUR 159.5 m. Due to the situation in the energy markets, an easing of the situation in the short-term cannot be anticipated.

The cost of materials and services was up by EUR 17.6 m, or 53.5%, at EUR 50.6 m. This rise was caused by the increase in project business.

Slight increase in work force numbers and personnel expenses

As opposed to the first quarter of the preceding year, work force numbers and thus EVN personnel expenses, increased slightly. In total, the Group employed an average of 2,616 people in the period under review, which was 45 persons, or 1.7%, more than in the previous year. In the same period, personnel expenses rose by 5.4% overall due both to the larger work force and an increase in the collective wage agreement.

Depreciation amounted to EUR 33.1 m in the period under review, which was at the level of the preceding year. Other operating expenses fell by EUR 1.3 m, or 10.6%.

EBIT and result before tax up on the preceding year

As a consequence of these developments, the EVN Group operating result (EBIT) for the first quarter of 2004/05 went up by EUR 2.2 m, or 3.1%, to EUR 73.5 m. A fall in the operating result from the energy business sector was more than compensated for by increased contributions to results from the water and waste incineration business segments.

By contrast, at EUR 12.1 m, the financial result was marginally lower than that of the preceding year, falling by EUR 0.2 m, or 1.8%. The result from the investments consolidated at equity more than doubled by EUR 9.4 m to EUR 17.0 m. This was due primarily to increased contributions from BEWAG and EconGas. Conversely, the result from non-consolidated investments remained at the level of the past year. The interest and other financial result was down due to increased interest expenses derived from EVN's second CHF bond issue, which took place last year, and the rise in project financing. Furthermore, unlike last year, in the first quarter of 2004/05 there were no earnings from the valuation of financial assets.

All in all, the result before tax amounted to EUR 85.6 m, which was EUR 2.0 m, or 2.4%, up on the figure of the previous year. On this basis, the net result for the period improved by EUR 2.0 m, or 3.3%, to EUR 62.3 m. Conversely, earnings per share (EPS) fell from EUR 1.60 to EUR 1.52 as a consequence of the issue of new shares during a capital increase in the past year.

Operating result (EBIT) Q. 1


75
60
45
30
15
EUR m
71.3
71.3
73.5
2002/03 Q. 1
2003/04 Q. 1
2004/05 Q. 1

Income statement (IFRS)

	2004/05 Q. 1 EUR m	2003/04 Q. 1 EUR m	Change EUR m	Change %
Electricity revenues	193.3	183.3	10.0	5.5
Gas revenues	90.0	92.4	–2.4	–2.6
Heating revenues	15.5	14.7	0.8	5.2
Water revenues	17.4	11.8	5.6	47.0
Other revenues	42.2	25.6	16.6	64.8
Sales revenues	**358.4**	**327.8**	**30.6**	**9.3**
Own work capitalised and other operating income	20.4	20.0	0.4	2.2
Electricity purchases and primary energy expenses	–159.5	–149.6	–9.9	–6.6
Cost of materials and services	–50.6	–32.9	–17.6	–53.5
Personnel expenses	–51.1	–48.5	–2.6	–5.4
Depreciation	–33.1	–33.1	0.0	0.1
Other operating expenses	–11.0	–12.3	1.3	10.6
Operating result (EBIT)	**73.5**	**71.3**	**2.2**	**3.1**
Result from investments	18.4	8.9	9.5	–
Interest and other financial result	–6.2	3.5	–9.7	–
Financial result	**12.1**	**12.4**	**–0.2**	**–1.8**
Result before tax	**85.6**	**83.6**	**2.0**	**2.4**
Taxes on profit	–23.4	–23.3	0.0	–0.1
Result after tax	**62.2**	**60.3**	**1.9**	**3.2**
Minority interests	0.0	0.0	0.0	–
Period net result	**62.3**	**60.3**	**2.0**	**3.3**
Number of shares	40,881,455	37,581,455	–	–
Earnings per share in EUR	1.52	1.60	–0.08	–5.1

Outlook

As a result of the high levels of seasonality in the energy and water business sectors, the positive development of the EVN Group in the first quarter cannot simply be extrapolated to the entire 2004/05 financial year. However, due to the enlargement of WTE and AVN project business, as opposed to previous financial years, seasonal factors are gradually losing their influence. In the current year, revenues and contributions to results from these areas should increase further.

The acquisition of the two Bulgarian electricity supply companies, EDC Plovdiv and EDC Stara Zagora, which were purchased with effect from January 1, 2005, and will be fully consolidated in the EVN financial statements as at March 31, 2005, will lead to a considerable rise in all the items contained in the Group income statement and balance sheet.

Balance sheet total just under EUR 4 bn

As compared to the last balance sheet date (September 30, 2004), the EVN Group balance sheet total at the end of the period under review (December 31, 2004) increased by EUR 212.2 m, or 5.7%, to EUR 3,944.2 m.

As a result of the payment in advance made for the majority holding in the two Bulgarian electricity supply companies, which is reported under the investments item, and the upvaluing of the Verbundgesellschaft holding, during the period under review, EVN Group fixed assets rose by 14.0% to EUR 3,333.8 m. Accordingly, the share of this item in the balance sheet total rose to 84.5%. Inventories also went up during the first quarter due to the increase in primary energy reserves and project business. Moreover, there was a rise in energy business receivables. By contrast, during the period under review, cash and cash equivalents fell as a result of the advance payment for the purchase of the two Bulgarian investments. In total, this led to a reduction in the share of current assets to 15.5%.

Consolidated balance sheet (IFRS)

	31.12.04	30.9.04	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	1,714.0	1,717.6	–3.6	–0.2
Investments	1,317.9	932.7	385.2	41.3
Long-term leasing receivables	188.9	163.8	25.1	15.3
Other long-term assets	113.0	110.9	2.1	1.9
	3,333.8	**2,925.0**	**408.8**	**14.0**
Current assets				
Inventories	73.5	65.0	8.5	13.1
Receivables and other current assets	313.9	252.6	61.3	24.3
Cash and current deposits	223.0	489.4	–266.4	–54.4
	610.4	**807.0**	**–196.6**	**–24.4**
Total assets	**3,944.2**	**3,732.0**	**212.2**	**5.7**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	0.0	–
Capital reserves	309.4	309.4	0.0	–
Retained earnings	1,037.6	965.3	72.4	7.5
Valuation reserve according to IAS 39	223.1	159.5	63.6	39.8
Currency translation differences	–0.4	–0.4	0.0	6.0
Minority interests	22.8	22.9	–0.1	–0.4
	1,691.5	**1,555.7**	**135.8**	**8.7**
Long-term liabilities				
Long-term debt	991.1	1,017.2	–26.1	–2.6
Deferred tax	154.9	129.0	25.9	20.1
Long-term provisions	389.7	388.3	1.4	0.4
Deferred income from customer payments for network construction	202.0	190.1	11.9	6.3
Other long-term liabilities	51.2	52.0	–0.8	–1.6
	1,788.8	**1,776.5**	**12.3**	**0.7**
Current liabilities				
Short-term loans	28.5	1.3	27.2	–
Taxes payable	92.2	61.7	30.5	49.5
Trade accounts payable	61.4	96.9	–35.5	–36.6
Current provisions	96.0	107.2	–11.2	–10.4
Other current liabilities	185.9	132.7	53.1	40.0
	463.9	**399.8**	**64.1**	**16.0**
Total equity and liabilities	**3,944.2**	**3,732.0**	**212.2**	**5.7**

Balance sheet structure
December 31, 2004


100
80
60
40
20
%
15.5
84.5
11.8
45.4
42.9
Assets
Equity and liabilities
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Long-term liabilities increased only slightly over the last balance sheet date, rising by 0.7% to EUR 1,788.8 m. As a result, the share of long-term liabilities in the balance sheet total, which as a whole was higher, dropped to 45.4%. While the long-term financial liabilities were reduced, there was an increase in both deferred tax and deferred income from customer payments for network construction. As far as the current liabilities were concerned, the result-related increase in taxes payable and the increase in short-term loans could not be compensated for by reductions in trade accounts payable and current provisions. As a consequence, the share of this area in the balance sheet total rose to 11.8%.

The result achieved during the period under review, in conjunction with the profit neutral upvaluing of the Verbundgesellschaft holding due to the continuing rise in the share price, and the result neutral offsetting of negative goodwill in accordance with IFRS 3, led to an increase in equity of 8.7% to EUR 1,619.5 m. Accordingly, the equity ratio on the balance sheet date for the period stood at 42.9% (September 30, 2004: 41.7%).

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Minority interests	**Total**
As at 30.9.2003	**91.1**	**186.8**	**875.7**	**–15.5**	**–0.6**	**22.7**	**1,160.2**
Dividend 2002/03	–	–	–28.2	–	–	–0.9	–29.1
Capital increase	**8.0**	**122.6**	–	–	–	**0.5**	**131.0**
Result 2003/04	–	–	117.4	–	–	1.0	118.4
IAS 39 result neutral value change	–	–	–	175.0	–	–	175.0
Currency translation	–	–	–	–	0.2	–	0.2
Changes in the scope of consolidation	–	–	0.3	–	–	–0.3	0.0
As at 30.9.2004	**99.1**	**309.4**	**965.3**	**159.5**	**–0.4**	**22.9**	**1,555.7**
Result Q. 1 2004/05	–	–	62.3	–	–	–0.1	62.2
IAS 39 result neutral value change	–	–	–	63.6	–	–	63.6
Currency translation	–	–	–	–	0.0	–	0.0
Offsets of negative goodwill	–	–	10.1	–	–	–	10.1
Changes in the scope of consolidation	–	–	0.1	–	–	–0.1	0.0
As at 31.12.2004	**99.1**	**309.4**	**1,037.6**	**223.1**	**–0.4**	**22.8**	**1,691.5**

Cash flow from the result up by 14.4%

Due to an increase in the result before tax and a fall in non-cash proceeds, the cash flow from the result in the first quarter of 2004/05 was EUR 12.8 m, or 14.4%, up on the figure for the preceding year at EUR 102.0 m.

By contrast, the cash flow from operating activities was 11.4%, or EUR 6.2 m, down on the figure for the preceding year at EUR 48.3 m. This fall derived from the increase in receivables and inventories and the drop in current liabilities.

Cash flow statement (IFRS)

	2004/05 Q. 1 EUR m	2003/04 Q. 1 EUR m	Change EUR m	Change %
Result before tax	85.6	83.6	2.0	2.4
Non-cash items	16.4	5.5	10.9	–
Cash flow from the result	102.0	89.2	12.8	14.4
Cash flow from operating activities	48.3	54.5	–6.2	–11.4
Cash flow from investment activities	–80.9	–123.2	42.4	34.4
Cash flow from financing activities	–27.6	–7.3	–20.3	–
Total cash flow	–60.1	–76.0	15.9	20.9
Cash and cash equivalents at beginning of the period	64.8	230.6	–165.8	–71.9
Changes in the scope of consolidation	0.0	0.9	–0.9	–
Cash and cash equivalents at end of the period	4.7	155.5	–150.8	–97.0

During the period under review, there was negative cash flow of EUR 80.9 m from investment activities. As the advance payment for the interests in the two Bulgarian electricity suppliers amounting to EUR 271 m was largely financed by the sale of short-term securities, which was offset in the same item, the cash flow from investment activities remained clearly below the value of the preceding year during which the purchase of the WTE Group had had a correspondingly significant effect.

The negative cash flow from financing activities, amounting to EUR 27.6 m was due to the repayment of long-term loans, which derived primarily from the repurchase of own bond issues.

All in all, in the first quarter of 2004/05, EVN had negative cash flow of EUR 60.1 m. Accordingly, cash and cash equivalents fell to EUR 4.7 m. In addition, on the closing date of December 31, 2004, EUR 189.9 m in short-term securities were assessed, which according to IFRS are not reported as cash and cash equivalents.

Investments Q. 1 2004/05


4.4%
5.1%
Electricity
Gas
Heating
Water
Other

With a reduction of EUR 7.2 m, or 26.6%, to EUR 19.7 m, investments in tangible and intangible assets in the first quarter of 2004/05 were well down on the level of the preceding year. Above all, this was due to a reduction in investments in the electricity and waste incineration business areas.

As international AVN and WTE project business is reported as not yet invoiced customer orders and long-term receivables from leasing business, the inclusion of these companies in the consolidated financial statements has not led to any major increase in tangible assets.

The individual business areas

Improvement in electricity results

Generation in EVN's power stations during the first quarter of 2004/05 amounted to 1,224 GWh. This represented a fall of 5.9% as compared to the same period of the preceding year (Q.1 2003/04: 1,301 GWh) and derived mainly from a reduction in the output from EVN's thermal power stations. By contrast, hydropower production rose as a result of higher river water levels.

Electricity sales to end customers in the first quarter of the 2004/05 financial year were 1.0% above the level of the preceding year at 1,651 GWh. While the sales volume in the EVN network area remained at roughly the level of the preceding year, there was a slight increase outside the network area.

Conversely, electricity wholesales fell by 6.1% to 1,239 GWh due to a decline in the volumes generated. In total, EVN electricity sales in the period under review were down by 2.2% at 2,890 GWh.

In spite of this decline in volume, external sales revenues in the electricity segment during the first quarter of 2004/05 were up by 5.9% at EUR 198.8 m. Revenues from end customers increased as a result of the alignment of sales prices with the increased cost of electricity sourcing. Moreover, although volumes fell, the trading revenues increased due to the development of wholesaling prices. On this basis, the operating result in the electricity segment improved during the period under review by 16.1% to EUR 40.4 m.

Sales volumes

	2004/05 Q. 1	2003/04 Q. 1	Change Absolute	%
Electricity (GWh)				
Sales to end customers	1,651	1,635	16	1.0
Wholesales[1]	1,239	1,319	–80	–6.1
Total electricity sales volumes	**2,890**	**2,954**	**–64**	**–2.2**
Gas (m m³)				
Sales to end customers	223	242	–20	–8.1
Wholesales	25	12	13	–
Total gas sales volumes	**248**	**254**	**–7**	**–2.6**
Company plants and internal consumption	151	157	–6	–3.7
Total gas consumption	**399**	**411**	**–12**	**–3.0**
Heating sales volumes (GWh)	**332**	**327**	**4**	**1.3**
Water sales volumes (Mio m³)	**5**	**5**	**0**	**1.4**

[1] Marketing of own production largely via e&t

Gas sales down due to the warm weather

Due mainly to the mild weather, EVN gas sales in the first quarter of 2004/05 were 2.6% below the level of the preceding year at a total of 248 m m^3. While sales to end customers dropped by 8.1%, gas wholesales showed a marked increase.

At EUR 90.0 m, gas revenues were also 2.6% below the level of the preceding year. Apart from the decline in volumes, the reduction in network tariffs ordered by the regulator, from June 1, 2004, had a tangible effect. By contrast, gas sourcing price increases could be largely passed on to the customers. However, the operating result in the gas segment was down by 15.9% at EUR 23.1 m.

Water sales well up

During the period under review there were sizeable increases in the water business revenues derived from WTE Group project business, particularly the building of a drinking water plant in Moscow.

evn wasser water sales volumes also rose slightly in the first quarter of 2004/05, improving by 1.4% over the level of the preceding year to stand at 5.1 m m^3. In total sales revenues in the water segment were up by 47.0% at EUR 17.4 m. At EUR 3.9 m, EBIT remained at the level of 2003/04.

Strong expansion in waste incineration

In the period under review, sales in the heating, waste incineration and other services segment were also well up at EUR 48.7 m, which was 51.1% above the level of the preceding year.

Despite the unfavourably warm weather, the heating area achieved a slight increase in sales of 1.3% to 332 GWh by means of ongoing plant expansion. As a result, heating revenues were up by 5.2% at EUR 15.5 m.

As opposed to the previous year, the Dürnrohr waste incineration plant was in full operation during the first quarter of 2004/05 and delivered corresponding contributions to revenues and results. In addition, during the period under review revenues were also obtained from the construction of a waste incineration plant in Moscow. In total, on this basis, EBIT in the segment rose by 19.5% to EUR 6.0 m.

Segment result

EUR m	Electricity		Gas		Water		Heating, waste incineration and other services		Consolidation		**Total**	
	2004/05 Q. 1	2003/04 Q. 1	**2004/05 Q. 1**	2003/04 Q. 1	**2004/05 Q. 1**	2003/04 Q. 1	**2004/05 Q. 1**	2003/04 Q. 1	**2004/05 Q. 1**	2003/04 Q. 1	**2004/05 Q. 1**	2003/04 Q. 1
External sales revenues	198.8	187.8	93.5	96.1	17.4	11.8	48.7	32.2	–	–	358.4	327.8
Intra-Group revenues	2.7	2.1	24.6	25.1	0.0	0.0	3.0	1.3	–30.3	–28.6	0.0	0.0
Operating expenses	–142.2	–136.4	–86.9	–85.5	–12.0	–6.6	–40.1	–23.5	29.4	28.6	–251.8	–223.4
EBITDA	59.2	53.5	31.2	35.7	5.4	5.2	11.6	10.0	–0.9	–	106.6	104.4
Depreciation	–18.8	–18.7	–8.1	–8.2	–1.6	–1.3	–5.6	–4.9	0.9	–	–33.1	–33.1
Operating result (EBIT)	40.4	34.8	23.1	27.5	3.9	3.9	6.0	5.1	–	–	73.5	71.3
EBIT margin (%)	20.1	18.3	19.6	22.7	22.2	33.0	11.7	15.1	–	–	20.5	21.7

The EVN share

Positive international trend

The international stock markets were able to maintain the pace of their good performance between October and December 2004, following a slight dip at the beginning of the quarter. In the period under review, the Dow Jones Index gained 17.1%, the German DAX index, 9.3%.

In the same period, the Viennese ATX share index showed even greater dynamism, rising by 19.0%, and thus once again outstripped the international indices. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also developed in a positive manner and gained 11.0%.

EVN share makes price gains

EVN share price: +8.4%

Along with its successful majority acquisition of two Bulgarian electricity distribution companies, EVN also showed good performance in the period under review. Not least due to the positive perspectives in Bulgaria, the EVN share price rose by 8.4% in the period between October and December 2004.

The turnover in EVN shares also increased markedly, an average of around 9,463 shares being traded daily in the first quarter of the new financial year. In total, the turnover of EVN shares in the period under review attained a volume of EUR 48.4 m, which represented a 0.44% share of overall trading on the Vienna Stock Exchange. The ATX weighting of the EVN share at the end of December stood at 2.97%.

Excellent credit rating confirmed

Following the presentation of the financial results for 2003/04, Moody's confirmed EVN's Aa3 credit rating and the outlook was altered from negative to stable. Standard & Poor's also repeated their A+ rating and stable outlook for EVN.

Ownership structure


51%

NÖ Landes-Beteiligungsholding GmbH
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: filings according to Austrian stock exchange regulations and representation at the AGM

EVN share price and ATX (Austrian Traded Index) – relative development


Base: October 1, 2003
200
180
160
140
120
100
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2004
2005
EVN closing price
ATX

Index weighting of the EVN share

	Dec. 30, 2004
ATX (Austrian Traded Index)	2.97%
ATX Prime	2.68%
WBI (Wiener Börse Index)	2.91%

The EVN share

		2004/05 Q. 1	2003/04 Q. 1	2002/03 Q. 1
Share price at closing date	EUR	45.00	40.00	41.00
Highest price	EUR	45.42	41.20	43.90
Lowest price	EUR	40.90	36.10	39.13
Value of shares traded[1]	EUR m	48	31	33
Share of total turnover[1]	%	0.44	0.62	1.04
Market capitalisation at closing date	EUR m	1,840	1,503	1,541

[1] Vienna Stock Exchange

Basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna; Frankfurt; Munich
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	A+, stable (Standard & Poor's); Aa3, stable (Moody's)

Investor relations

During the first quarter of 2004/05, EVN maintained its active dialogue with all capital market participants. Apart from ongoing activities, the Group made a presentation at an international finance conference in San Diego, USA, and was also represented at the "GEWINN" investment fair in Vienna with a stand. The financial statements for 2003/04 were presented in Vienna, London, Zurich and Frankfurt.

EVN's online Annual Report 2003/04 receives an international award

A very pleasing honour was received by EVN for its online Annual Report 2003/04. At the internationally respected IR Global Ranking Awards, EVN AG won 1st prize for the world's best online Annual Report 2003/04 in the electricity and water utilities industry category. The rating was carried out by a jury composed of international capital market experts (JPMorgan, KPMG and Linklaters). This year's Global IR Award competition was the seventh to be held and 426 companies from 42 countries participated. The prize was officially presented to EVN during a festive ceremony in London on February 2, 2005.

Following last year's nomination as one of the best European IR websites in 2004 by the British Investor Relations Association, this new award represents a further international success for EVN's investor relations activities.

We would like to invite you to visit our investor relations homepage. Under **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and much more besides. In addition, we also offer numerous services, which are tailor-made for individual investors.



Financial calendar 2004/05[1)]

▶ Result HY 1 2004/05	May 31, 2005
▶ Result Q. 1–3 2004/05	August 31, 2005
▶ Annual results 2004/05	December 20, 2005

1) Provisional

EVN Group employees, always at your service. The commitment and competence of EVN's work force constitute the foundation stone for the Group's success. They also represent the basis for the progress made in the past financial year, during which EVN completed the step from regional supplier to international group with an extensive portfolio of energy, infrastructure and environmental services. The design concept of the current EVN Annual Report, to which this Letter to Shareholders also makes reference, portrays the scope of Group activities, while simultaneously lending EVN a human aspect, which is a vital element in customer services within every business area.


EVN Group employees
Always at your service

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at
www. responsibility.evn.at